Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

April 25, 2006

Item 3

News Release

The news releases were issued on April 25, 2006 and were disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is very pleased to announce assay results from the recent drilling program on the Northwest Zone massive sulphide deposit as well as results of trenching and drilling of the Hangingwall Copper Zone of the Bisha deposit.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

April 25, 2006

N E W S R E L E A S E

April 25, 2006

DRILL RESULTS FROM THE NORTHWEST ZONE AND BISHA HANGINGWALL COPPER ZONE, ERITREA

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is very pleased to announce assay results from the recent drilling program on the Northwest Zone massive sulphide deposit as well as results of trenching and drilling of the Hangingwall Copper Zone of the Bisha deposit.

Highlights include:

NW Zone

Hole NW-023 averaged 7.08% Zn over 22.0 meters and 4.78% Zn over 10.5 meters

Hole NW-025 averaged 6.76% Zn over 6.15 meters

Hole NW averaged 5.59% Zn over 11.2 meters

Bisha Hangingwall Zone

Hole B-369 averaged 2.11% Cu over 19.6 meters

Hole B-370 averaged 2.64% Cu over 12.0 meters

NW Zone

Initial drilling in 2003 at the Northwest Zone identified low grade massive sulphides but Holes NW-008 and NW015 (press release dated 17 August 2005) intersected significant widths of sphalerite enriched massive sulphides with Hole NW-008 intersecting 22.1 meters averaging 1.42% Cu and 4.67% Zn.

During the Q1 2006 Bisha drill program 4 additional holes were targeted to bracket the previous zinc rich intersections. They returned sphalerite rich massive sulphide mineralization. It is now interpreted that this is a separate massive sulphide lense from the main lower grade Northwest Zone massive sulphide body. The main Northwest Zone is now interpreted to be striking off to the southwest.

The Northwest Zone represents significant massive sulphide bodies that will provide supplemental feed to the proposed Bisha processing facility.

Significant intersections include:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Az	Dip	Co-ordinates
NW-023	64.0	69.05	5.5	0.04	12.0	0.04	3.17	320	-55	338491/1717472
and	114.0	136.0	22.0	0.38	44.6	0.55	7.08
Incl.	122.3	133.4	11.1	0.33	65.3	0.67	12.36
and	144.2	154.7	10.5	0.34	22.3	0.20	4.78
NW-024	86.6	92.65	5.95	0.53	31.9	0.51	3.24	320	-45	338468/1717438
NW-025	170.0	176.15	6.15	0.81	27.8	0.77	6.76	320	-45	338546/1717493
NW-026	80.75	93.45	12.7	0.05	3.3	0.50	1.36	320	-45	338551/1717523
and	152.35	163.55	11.2	0.21	33.3	0.67	5.59

The location of holes drilled to date is shown in Figure 1. A significant amount of drilling will be required to determine the configuration and economic viability of this new massive sulphide body.

As only one hole was drilled on each section calculating a true width of the sulphide bodies is not possible. It is estimated that the true width of the mineralization encountered in Holes NW-008 and NW-015 is in the order of 20 meters.

Figure 1 (click on image to enlarge)

Bisha Hangingwall Copper Zone

As has been previously reported, there is a zone of relatively low grade near surface copper mineralization in the hangingwall, immediately west of the high grade Bisha massive sulphide deposit (see Figure 2). Drilling and mechanical trenching was carried out earlier this year to more fully define this zone. Past drill results had intersected up to 56.5 meters averaging 0.81% Cu in Hole B-335 and 0.76% Cu over 31.5 meters in Hole B-109.

Recent drilling 100 meters to the north of the holes mentioned above intersected 19.6 meters averaging 2.11% Cu in Hole B-369. Drilling 100 meters to the south (1715700) Hole B-370 intersected 12.0 meters assaying 2.64% Cu while an intersection (Hole B-371) 200 meters to the south (1715600) encountered 10.9 meters averaging 0.75% Cu.

Mechanical trenching over the latter drill intersection on line 1715600 encountered 86.0 meters averaging 0.55% Cu and 0.69 g/t In at a depth of 3.0 meters. A trench over the mineralized zone on line 1715700 encountered 1.4% Cu and 3.1 g/t In over 24.0 meters.  This may be a separate zone from that encountered in Hole B-370.

Hole #	From	To	Length (m)	Cu %	In g/t	Az	Dip	Co-ordinates
B-369	82.4	102.0	19.3	2.11		90	-45	339205/1715901
B-370	49.5	61.5	12.0	2.64		90	-45	339026/1715700
B-371	61.4	72.3	10.9	0.75		90	-45	339026/1715600
Trench	5.5	30.5	25.0	1.40	3.1	90	0	339006/1715700
Trench	30.0	116.0	86.0	0.55	0.68	90	0	339030/1715600

The Hangingwall Copper Zone will also add significant supplemental feed to the proposed Bisha processing facility.

Indium is known to be associated with the sulphide mineralization at Bisha and could conceivably be recovered as a byproduct in the metallurgical recovery process.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Figure 2 (click on image to enlarge)

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the continuing exploration program in country.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-11.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com